Exhibit 99.1

Greenfire Resources Provides Update on Strategic Review Process, Reserves Report Timeline and Announces Date for Q3 2024 Results and Conference Call

CALGARY, ALBERTA – November 4, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, today provides an update on its strategic review process and timeline for the updated reserves evaluation. Greenfire intends to release its operating and financial results for the quarter ended September 30, 2024 after markets close on Thursday, November 14, 2024.

Strategic Review Process Update

Following the Board’s initiation of a strategic review in July 2024, TD Securities was engaged as financial advisor. The Company is exploring a corporate sale and may consider other strategic alternatives to maximize shareholder value.

Initial market outreach has generated interest from multiple parties over the past four weeks. While the Company’s updated reserves report will be a key component for evaluating the opportunity, several interested parties have indicated that if the proposed transaction between Waterous Energy Fund Management Corp. and certain selling shareholders is not completed it would significantly enhance their interest in pursuing a transaction.

The Company also announces that the Special Committee of independent directors leading the ongoing strategic review process has engaged TPH&Co, the energy business of Perella Weinberg Partners, to support its evaluation of potential transactions and strategic alternatives.

While the Company cannot guarantee any specific outcome of its strategic review process, it is committed to thoroughly exploring all avenues that could accelerate Greenfire’s growth and enhance shareholder value.

Reserves Evaluation Update

As part of the Company’s strategic review process, Greenfire’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. will prepare an updated independent reserves evaluation for the Company, which is expected to include:

●	Assessment of the Company’s modern drilling practices, SAGD technologies and updated development plan

●	Additional evaluation areas, including all of Greenfire’s acreage at Hangingstone Expansion and Demo

●	Review of projects to increase production capacity at existing operations, as outlined in the Company’s October 7, 2024, “Future Growth Plans” press release and presentation

Initially planned for completion by year-end, the updated independent reserves evaluation is now expected to be completed in the second half of November 2024.

Timing of Q3 2024 Results and Conference Call

Greenfire intends to release its operating and financial results for the quarter ended September 30, 2024 after markets close on Thursday, November 14, 2024. The Company plans to host a conference call on Friday, November 15, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time) during which members of the Company’s leadership team will discuss Q3 2023 financial and operating results followed by a question-and-answer session.

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or Greenfire's future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," “targeting”, "forecast," "strategy," "future," "opportunity," "plan," "potential," "may," "should," "will," "can," "could," "would," "will be," "to be," "to include," "to align," "will continue," "will likely result," and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, expectations and assumptions in respect of the following matters: expectations related to when the updated reserves evaluation from McDaniel & Associates Consultants Ltd. will become available; expectations as to the factors that will be evaluated in the updated reserves report; expectations on Greenfire's future growth plans; Greenfire's intention to explore a corporate sale and other strategic alternatives to maximize shareholder value pursuant to the strategic review process; Greenfire's intentions to explore a comprehensive range of strategic alternatives pursuant to the strategic review process; the expected timing of release the Company's third quarter results and hosting a conference call.

With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the ability of McDaniel & Associates Consultants Ltd. to prepare the updated reserves report on the currently expected timeframe; assumptions as to factors to be considered in the updated reserves report; the assumption that potential counterparties will take into account the updated reserves report in their evaluation of a potential transaction with the Company; and the assumption that potential counterparties will take into account whether Waterous Energy Fund Management Corp and the selling shareholders are able to complete their proposed transaction in their evaluation of a potential transaction with the Company.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. There may be a risk that the updated reserves report is not available when expected and the updated reserves report may not reflect all the factors currently contemplated. There is no certainty that the strategic review process will result in a transaction or any other transaction. There is a risk if Greenfire is unsuccessful at the Alberta Securities Commission hearing (scheduled for November 5, 2024) that no potential counterparties will be interested in contemplating a transaction with Greenfire pursuant to the strategic review process because of the potential blocking position that Waterous Energy Fund Management Corp. may acquire. Given the nature of the strategic review process, the Company may not provide updates until such time as a definitive transaction or other strategic alternative is approved by the Board of Directors of the Company, or the Company otherwise determines that further disclosure is necessary or appropriate. You should carefully consider all of the risks and uncertainties described in the "Risk Factors" section of the Company's annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol "GFR". For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

3